JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited in thousands of Canadian dollars)

		As at	As at
		September 30, 2021	March 31, 2021
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$199,952	$215,989
Restricted cash		3,265	1,139
Trade and other receivables, net	4(a)	401,633	340,201
Gas in storage		26,005	2,993
Fair value of derivative financial assets	6	461,899	25,026
Income taxes recoverable		10,626	8,238
Other current assets	5(a)	155,855	163,405
		1,259,235	756,991
Non-current assets
Investments	16(a)	61,889	32,889
Property and equipment, net		15,732	17,827
Intangible assets, net		68,026	70,723
Goodwill		163,945	163,770
Fair value of derivative financial assets	6	115,606	10,600
Deferred income tax assets		7,599	3,744
Other non-current assets	5(b)	41,506	35,262
		474,303	334,815
TOTAL ASSETS		$1,733,538	$1,091,806

LIABILITIES
Current liabilities
Trade and other payables	7	$1,024,383	$921,595
Deferred revenue		9,373	1,408
Income taxes payable		3,637	4,126
Fair value of derivative financial liabilities	6	17,695	13,977
Provisions		835	6,786
Current portion of long-term debt	8	630,491	654,180
		1,686,414	1,602,072
Non-current liabilities
Long-term debt	8	358	1,560
Fair value of derivative financial liabilities	6	13,262	61,169
Deferred income tax liabilities		6,773	2,749
Other non-current liabilities		14,155	19,078
		34,548	84,556
TOTAL LIABILITIES		$1,720,962	$1,686,628
SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ capital	11	$1,537,863	$1,537,863
Contributed deficit		(10,607)	(11,634)
Accumulated deficit		(1,610,320)	(2,211,728)
Accumulated other comprehensive income		96,030	91,069
Non-controlling interest		(390)	(392)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		12,576	(594,822)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		$1,733,538	$1,091,806

Basis of presentation (Note 3)

Commitments and contingencies (Note 15)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

Scott Gahn	Stephen Schaefer
Chief Executive Officer and President	Corporate Director

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

		Three months ended September 30,		Six months ended September 30,
	Notes	2021	2020	2021	2020
CONTINUING OPERATIONS
Sales	9	$704,769	$737,994	$1,313,441	$1,423,958
Cost of goods sold		623,298	517,283	1,151,660	934,110
GROSS MARGIN		81,471	220,711	161,781	489,848
INCOMES (EXPENSES)
Administrative		(37,181)	(43,957)	(66,951)	(82,099)
Selling and marketing		(44,787)	(47,912)	(84,459)	(94,871)
Other operating expenses	12(a)	(8,819)	(20,765)	(21,293)	(40,676)
Finance costs	8	(11,895)	(29,744)	(24,808)	(51,597)
Reorganization costs	13	(18,577)	–	(38,586)	–
Restructuring costs		–	(7,118)	–	(7,118)
Gain on September 2020 Recapitalization transaction, net		–	52,152	–	50,341
Unrealized gain (loss) of derivative instruments and other	6	287,515	(84,968)	579,652	(7,619)
Realized gain (loss) of derivative instruments		49,134	(85,457)	66,346	(219,903)
Unrealized gain on investment	16(a)	29,000	–	29,000	–
Other expenses, net		(57)	(2,425)	(546)	(3,057)
Profit (loss) from continuing operations before income taxes		325,804	(49,483)	600,136	33,249
Provision (recovery) for income taxes	10	(245)	673	(1,212)	1,307
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$326,049	$(50,156)	$601,348	$31,942
DISCONTINUED OPERATIONS
Loss after tax from discontinued operations		–	(1,210)	–	(4,158)
PROFIT (LOSS) FOR THE PERIOD		$326,049	$(51,366)	$601,348	$27,784
Attributable to:
Shareholders of Just Energy		$326,046	$(51,250)	$601,408	$27,897
Non-controlling interest		3	(116)	(60)	(113)
PROFIT (LOSS) FOR THE PERIOD		$326,049	$(51,366)	$601,348	$27,784

Earnings per share from continuing operations	14
Basic		$6.78	$(4.37)	$12.51	$2.99
Diluted		$6.66	$(4.37)	$12.29	$2.97
Loss per share from discontinued operations
Basic		$–	$(0.10)	$–	$(0.39)
Diluted		$–	$(0.10)	$–	$(0.39)
Earnings per share available to shareholders	14
Basic		$6.78	$(4.47)	$12.51	$2.60
Diluted		$6.66	$(4.47)	$12.29	$2.58

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020

PROFIT (LOSS) FOR THE PERIOD	$326,049	$(51,366)	$601,348	$27,784
Other comprehensive profit (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations	(2,351)	(349)	4,961	794
Unrealized gain on translation of foreign operations from discontinued operations	–	363	–	789
Gain on translation of foreign operations disposed and reclassified to Interim Condensed Consolidated Statements of Income (Loss)	–	–	–	833
	(2,351)	14	4,961	2,416
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$323,698	$(51,352)	$606,309	$30,200

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$323,695	$(51,236)	$606,369	$30,313
Non-controlling interest	3	(116)	(60)	(113)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$323,698	$(51,352)	$606,309	$30,200

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ DEFICIT

(unaudited in thousands of Canadian dollars)

		Six months ended September 30,
		2021	2020
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings (loss), beginning of period		$(261,702)	$140,446
Profit for the period as reported, attributable to shareholders		601,408	27,897
Accumulated earnings, end of period		$339,706	$168,343

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,950,026)	(1,950,003)
Dividends and distributions declared and paid		–	(23)
Dividends and distributions, end of period		$(1,950,026)	$(1,950,026)
ACCUMULATED DEFICIT		$(1,610,320)	$(1,781,683)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$91,069	$84,651
Other comprehensive income		4,961	2,416
Accumulated other comprehensive income, end of period		$96,030	$87,067

SHAREHOLDERS’ CAPITAL
Common shares
Common shares, beginning of period	11	$1,537,863	$1,099,864
Issuance of shares-September 2020 Recapitalization		–	438,642
Issuance cost associated with September 2020 Recapitalization		–	(1,572)
Share-based units exercised		–	176
Common shares, end of period		$1,537,863	$1,537,110

Preferred shares
Preferred shares, beginning of period	11	$–	$146,965
Settled with common shares		–	(146,965)
Preferred shares, end of period		$–	$–
SHAREHOLDERS’ CAPITAL		$1,537,863	$1,537,110

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$–	$13,029
Settled with common share		–	(13,029)
Balance, end of period		$–	$–

CONTRIBUTED DEFICIT
Balance, beginning of period		$(11,634)	$(29,826)
Add: Share-based compensation expense	12(a)	1,027	4,122
Transferred from equity component		–	13,029
Less: Share-based units exercised		–	(176)
Non-cash deferred share grants		–	23
Balance, end of period		$(10,607)	$(12,828)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(392)	$(414)
Foreign exchange impact on non-controlling interest		62	112
Loss attributable to non-controlling interest		(60)	(113)
Balance, end of period		$(390)	$(415)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)		$12,576	$(170,749)

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Six months ended September 30,
	Notes	2021	2020
Net inflow (outflow) of cash related to the following activities
OPERATING
Profit from continuing operations before income taxes		$600,136	$33,249
Loss from discontinued operations before income taxes		–	(4,158)
Profit before income taxes		600,136	29,091

Items not affecting cash
Amortization and depreciation	12(a)	9,239	13,071
Share-based compensation expense	12(a)	1,027	4,122
Financing charges, non-cash portion		4,316	16,576
Unrealized (gain) loss in fair value of derivative instruments and other	6	(579,652)	7,619
Gain from September 2020 Recapitalization transaction		–	(76,972)
Unrealized gain on investment	16(a)	(29,000)	–
Net change in working capital balances		9,466	36,123
Liabilities subject to compromise		9,020	–
Adjustment for discontinued operations, net		–	931
Income taxes paid		(2,176)	(7,763)
Cash inflow from operating activities		22,376	22,798

INVESTING
Purchase of property and equipment		(383)	(44)
Purchase of intangible assets		(4,454)	(4,629)
Cash outflow from investing activities		(4,837)	(4,673)

FINANCING
Proceeds from DIP Facility	8	31,425	–
Repayment of long-term debt	8	(1,585)	(3,252)
Leased asset payments		(1,361)	(2,085)
Debt issuance costs		–	(6,625)
Share swap payout		–	(21,488)
Credit facilities payments	8	(63,261)	(30,093)
Proceeds from issuance of common stock, net		–	100,969
Cash inflow (outflow) from financing activities		(34,782)	37,426

Effect of foreign currency translation on cash balances		1,206	(3,679)

Net cash inflow (outflow)		(16,037)	51,872
Cash and cash equivalents, beginning of period		215,989	26,093
Cash and cash equivalents, end of period		$199,952	$77,965

Supplemental cash flow information:
Interest paid		$20,492	$43,880

See accompanying notes to the Interim Condensed Consolidated Financial Statements

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.   ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The Interim Condensed Consolidated Financial Statements consist of Just Energy and its subsidiaries and affiliates. The Interim Condensed Consolidated Financial Statements were approved by the Board of Directors on November 9, 2021.

In February 2021, the State of Texas experienced extremely cold weather (the “Weather Event”). The Weather Event led to increased electricity demand and sustained high prices from February 13, 2021 through February 20, 2021. As a result of the losses sustained and without sufficient liquidity to pay the corresponding invoices from the Electric Reliability Council of Texas, Inc. (“ERCOT”) when due, and accordingly, on March 9, 2021, Just Energy applied for and received creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and under Chapter 15 (“Chapter 15”) of the Bankruptcy Code in the United States from the Bankruptcy Court of the Southern District of Texas, Houston Division (the “Court Orders” or “CCAA Proceedings”). Protection under the Court Orders allows Just Energy to operate while it restructures its capital structure.

As part of the CCAA filing, the Company entered into a USD $125 million Debtor-In-Possession (“DIP Facility”) financing with certain affiliates of Pacific Investment Management Company (“PIMCO”). The Company entered into Qualifying Support Agreements with its largest commodity supplier and ISO services provider. The Company entered a Lender Support Agreement with the lenders under its Credit Facility (refer to Note 8(c)). The filings and associated USD $125 million DIP Facility arranged by the Company, enabled Just Energy to continue all operations without interruption throughout the United States(“U.S.”) and Canada and to continue making payments required by ERCOT and satisfy other regulatory obligations.

On September 15, 2021, the stay period under the CCAA Proceedings was extended by the Ontario Court to December 17, 2021.

In connection with the CCAA Proceedings, the Company identified the following obligations that are subject to compromise:

Amounts in 000's

Trade and other payables	$551,076
Other non-current liabilities	9,815
Current portion of long-term debt	471,542
Total liabilities subject to compromise	$1,032,433

On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings. As a result of the establishment of the claims process, additional claims may be made against the Company and ultimately determined that are not currently reflected in the Interim Condensed Financial Statements.

The common shares of the Company are listed on the TSX Venture Exchange, under the symbol “JE” and on the OTC Pink Market under the symbol “JENGQ”.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On June 16, 2021, Texas House Bill 4492 (“HB 4492”) became law in Texas.  HB 4492 provides a mechanism for recovery of (i) ancillary service charges above USD $9,000/MWh during the Weather Event; (ii) reliability deployment price adders charged by the ERCOT during the Weather Event; and (iii) amounts owed to ERCOT due to defaults of competitive market participants, which were subsequently “short–paid” to market participants, including Just Energy, (collectively, the “Costs”), incurred by various parties, including the Company, during the Weather Event, through certain securitization structures.

On July 16, 2021, ERCOT filed the request with the Public Utility Commission of Texas (the “Commission”) and on October 13, 2021, the Commission issued its final order (the “PUCT Order”). The ultimate amount of proceeds that Just Energy will receive has not been fully determined, as entities eligible to opt-out have until November 29, 2021 to decide pursuant to the PUCT Order. However, Just Energy anticipates that it will recover at least USD $100 million of Costs with such proceeds expected to be received in the fourth quarter of fiscal year 2022. The total amount that the Company may recover through the PUCT Order may change materially based on a number of factors, including the entities that decide to opt-out, the outcome of the dispute resolution process initiated by the Company with ERCOT, and any potential challenges to the PUCT Order. There is no assurance that the Company will be able to recover all of the Costs.

2.   OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Operating in the U.S. and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and Terrapass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of electricity or natural gas under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain flexibility while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its gross margin from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy offers green products through Terrapass and its JustGreen program. Green products offered through Terrapass allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Through the Filter Group, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. Just Energy markets its product offerings through multiple sales channels including digital, retail, door-to-door, brokers and affinity relationships.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

3.    FINANCIAL STATEMENT PRESENTATION

(a)  Compliance with IFRS

These Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2021 annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards  (“IFRS”). Accordingly, certain information and footnote disclosures normally included in the March 31, 2021 annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)  Basis of presentation and interim reporting

These Interim Condensed Consolidated Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the March 31, 2021 annual audited consolidated financial statements.

The comparative Interim Condensed Consolidated Financial Statements have been corrected from the interim statements previously presented to conform to the presentation of the current Interim Condensed Consolidated Financial Statements.

The Interim Condensed Consolidated Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousands, except where otherwise indicated. The Interim Condensed Consolidated Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2022, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September and lowest in October through December and April through June.

Principles of consolidation

The Interim Condensed Consolidated Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2021. Subsidiaries and affiliates are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

Going Concern

Due to the Weather Event and associated CCAA filing, the Company’s ability to continue as a going concern for the next 12 months is dependent on the Company emerging from CCAA protection, maintain liquidity, complying with DIP Facility covenants and extending the DIP Facility maturity. The material uncertainties arising from the CCAA filings cast substantial doubt upon the Company's ability to continue as a going concern and, accordingly the ultimate appropriateness of the use of accounting principles applicable to a going concern. These Interim Condensed Consolidated Financial Statements do not reflect the adjustments

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

to carrying values of assets and liabilities and the reported expenses and Interim Condensed Consolidated Statements of Financial Position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material. There can be no assurance that the Company will be successful in emerging from CCAA as a going concern.

(c)  Significant accounting judgments, estimates, and assumptions

The preparation of the Interim Condensed Consolidated Financial Statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amount of assets, liabilities, income and expenses. The estimates and related assumptions based on previous experience and other factors are considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes from the disclosures from the March 31, 2021 annual audited consolidated financial statements and notes to the March 31, 2021 annual audited consolidated financial statements with respect to significant accounting judgments, estimates and assumptions.

4.   TRADE AND OTHER RECEIVABLES, NET

(a)  Trade and other receivables, net

	As at	As at
	September 30, 2021	March 31, 2021
Trade account receivables, net	$192,502	$189,250
Unbilled revenue, net	108,499	103,986
Accrued gas receivable	–	833
Other	100,632	46,132
	$401,633	$340,201

(b)  Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss (“ECL”) reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the ECL by using historical loss rates and forward-looking factors, if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California (gas) and Ohio (electricity) and for certain Commercial customers in dual-billing markets including Illinois (power), Pennsylvania (power), Massachusetts (power), New York and New Jersey. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Although there is no assurance that the LDCs providing these services will continue to do so in the future, management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:

	As at	As at
	September 30, 2021	March 31, 2021

Current	$95,831	$58,737
1–30 days	16,023	19,415
31–60 days	5,218	3,794
61–90 days	3,539	2,144
Over 90 days	9,300	10,446
	$129,911	$94,536

The unbilled revenue subject to customer credit risk is $96.6 million as at September 30, 2021 (March 31, 2021-$87.1 million).

(c)  Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at	As at
	September 30, 2021	March 31, 2021

Balance, beginning of period	$23,363	$45,832
Provision for doubtful accounts	11,110	34,260
Bad debts written off	(19,110)	(62,529)
Foreign exchange	5,007	5,800
Balance, end of period	$20,370	$23,363

5.   OTHER CURRENT AND NON-CURRENT ASSETS

		As at	As at
(a)	Other current assets	September 30, 2021	March 31, 2021
	Prepaid expenses and deposits	$55,905	$52,216
	Customer acquisition costs	42,120	45,681
	Green certificates assets	48,126	61,467
	Gas delivered in excess of consumption	8,001	650
	Inventory	1,703	3,391
		$155,855	$163,405

		As at	As at
(b)	Other non-current assets	September 30, 2021	March 31, 2021
	Customer acquisition costs	$31,283	$27,318
	Other long-term assets	10,223	7,944
		$41,506	$35,262

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.   FINANCIAL INSTRUMENTS

(a)  Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon offsets and renewable energy certificates ("RECs"), and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity and natural gas volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the Interim Condensed Consolidated Statements of Financial Position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized gain (loss) in fair value of derivative instruments and other on the Interim Condensed Consolidated Statements of Income.

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Physical forward contracts and options (i)	$133,822	$(115,147)	$359,128	$(66,767)
Financial swap contracts and options (ii)	155,093	42,544	221,487	70,665
Foreign exchange forward contracts	597	(3,028)	1,702	(9,079)
Unrealized foreign exchange on Term Loan	(6,393)	–	(2,245)	–
Unrealized foreign exchange on the 6.5% convertible bond and 8.75% loan transferred to realized foreign exchange resulting from the September 2020 Recapitalization	–	(12,218)	–	–
Weather derivatives (iii)	(192)	1,769	(1,896)	(612)
Other derivative options	4,588	1,112	1,476	(1,826)
Unrealized gain of derivative instruments and other	$287,515	$(84,968)	$579,652	$(7,619)

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the Interim Condensed Consolidated Statements of Financial Position as at September 30, 2021:

	Financial	Financial	Financial	Financial
	assets	assets	liabilities	liabilities
	(current)	(non-current)	(current)	(non-current)

Physical forward contracts and options (i)	$291,433	$56,555	$16,403	$11,861
Financial swap contracts and options (ii)	166,201	58,940	1,292	1,397
Foreign exchange forward contracts	1,414	16	–	–
Other derivative options	2,851	95	–	4
As at September 30, 2021	$461,899	$115,606	$17,695	$13,262

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2021:

	Financial	Financial	Financial	Financial
	assets	assets	liabilities	liabilities
	(current)	(non-current)	(current)	(non-current)

Physical forward contracts and options (i)	$12,513	$6,713	$10,157	$56,122
Financial swap contracts and options (ii)	6,942	2,634	3,548	5,047
Foreign exchange forward contracts	–	–	272	–
Weather derivatives (iii)	1,911	–	–	–
Other derivative options	3,660	1,253	–	–
As at March 31, 2021	$25,026	$10,600	$13,977	$61,169

Individual derivative asset and liability transactions are offset, and the net amount reported in the Interim Condensed Consolidated Statements of Financial Position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. Individual derivative transactions are typically offset at the legal entity and counterparty level.

Below is a summary of the financial instruments classified through profit or loss as at September 30, 2021, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:
●	Electricity contracts with a total remaining volume of 26,257,873 MWh, a weighted average price of $46.62/MWh and expiry dates up to December 31, 2029.
●	Natural gas contracts with a total remaining volume of 131,972,414 GJs, a weighted average price of $5.13/GJ and expiry dates up to October 31, 2025.
●	RECs with a total remaining volume of 5,984,811 MWh, a weighted average price of $17.67/REC and expiry dates up to December 31, 2029.
●	Green gas certificates with a total remaining volume of 1,220,000 tonnes, a weighted average price of $4.32/tonne and expiry dates up to July 28, 2022.
●	Electricity generation capacity contracts with a total remaining volume of 2,098 MWCap, a weighted average price of $4,767.58/MWCap and expiry dates up to December 31, 2023.
●	Ancillary contracts with a total remaining volume of 439,900 MWh, a weighted average price of $15.58/MWh and expiry dates up to December 31, 2022.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(ii)	Financial swap contracts and options consist of:
●	Electricity contracts with a total remaining volume of 16,462,999 MWh, a weighted average price of $56.94/MWh and expiry dates up to December 31, 2025.
●	Natural gas contracts with a total remaining volume of 103,138,160 GJs, a weighted average price of $3.03/GJ and expiry dates up to December 31, 2026.
(iii)	Weather derivatives consist of:
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,813F to 4,985F HDD and an expiry date of March 31, 2022.
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,652F to 4,871F HDD and an expiry date of March 31, 2023.
●	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 3,408C to 4,985F HDD and an expiry date of March 31, 2024.
●	CDD Puts with temperature strikes from 2,612F to 3,399F CDD and an expiry date of October 31, 2021.
●	Temperature Contingent Power Call Options with price strikes at various temperature strikes and an expiry date of October 31, 2021.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Condensed Consolidated Financial Statements.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy.

For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) commodity (predominately NYMEX), (ii) basis and (iii) foreign exchange. NYMEX curves extend for over

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$124,859	$452,646	$577,505
Derivative financial liabilities	–	–	(30,957)	(30,957)
Total net derivative financial assets	$–	$124,859	$421,689	$546,548

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2021:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$–	$682	$34,944	$35,626
Derivative financial liabilities	–	–	(75,146)	(75,146)
Total net derivative financial liabilities	$–	$682	$(40,202)	$(39,520)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit from continuing operations before income taxes for the quarter ended September 30, 2021 would have increased (decreased) by $309.8 million ($302.6 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Key assumptions used when determining the significant unobservable inputs for all commodity supply contracts included in Level 3 of the FV hierarchy consist of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Six months ended	Year ended
	September 30, 2021	March 31, 2021
Balance, beginning of period	$(40,202)	$(85,885)
Total gains (losses)	418,487	(2,900)
Purchases	60,844	(4,059)
Sales	(9,290)	(1,670)
Settlements	(8,150)	54,312
Balance, end of period	$421,689	$(40,202)

(b)  Classification of non-derivative financial assets and liabilities

As at September 30, 2021 and March 31, 2021, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

The risks associated with Just Energy’s financial instruments are as follows:

(i)Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollars could positively or negatively affect Just Energy’s Interim Condensed Consolidated Statements of Income, as a significant portion of Just Energy’s profit or loss is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has a policy to economically hedge between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended September 30, 2021, assuming that all the other variables had remained constant, the net profit for the six months ended September 30, 2021 would have been $34.0 million lower/higher and other comprehensive loss would have been $36.6 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate Credit Facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

does not currently believe that its debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its risk management policy.

A 1% increase (decrease) in interest rates would have resulted in an (decrease) increase of approximately ($0.3) million in profit from continuing operations before income taxes in the Interim Condensed Consolidated Statements of Income for the three months ended September 30, 2021 (September 30, 2020 – ($0.5) million).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its risk management policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix gross margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit from continuing operations before income taxes for the three months ended September 30, 2021 would have increased (decreased) by $354.7 million ($343.1 million), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii)Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(iii)Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the risk management policy. Any exceptions to these limits require approval from the Risk Committee of the Board of Directors of Just Energy. The risk department and Risk Committee of the Board of Directors monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2021, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $11.9 million (March 31, 2021 – $1.1 million) to accommodate for its counterparties’ risk of default.

As at September 30, 2021, the estimated net counterparty credit risk exposure amounted to $392.2 million (March 31, 2021 – $35.6 million), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

7.   TRADE AND OTHER PAYABLES

	As at	As at
	September 30, 2021	March 31, 2021
Commodity suppliers' accruals and payables (a)	$813,209	$712,144
Green provisions and repurchase obligations	59,165	77,882
Sales tax payable	29,649	27,684
Non-commodity trade accruals and accounts payable (b)	72,283	80,573
Current portion of payable to former joint venture partner (c)	15,933	11,467
Accrued gas payable	–	544
Other payables	34,144	11,301
	$1,024,383	$921,595
(a)	Includes $523.3 million (March 31, 2021 – $514.7 million) that is subject to compromise depending on the outcome of the CCAA Proceedings.
(b)	Includes $11.9 million (March 31, 2021 – $12.9 million) that is subject to compromise depending on the outcome of the CCAA Proceedings.
(c)	The amount due to the former joint venture partner is subject to compromise depending on the outcome of the CCAA Proceedings.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.   LONG-TERM DEBT AND FINANCING

	As at	As at
	September 30, 2021	March 31, 2021
DIP Facility (a)	$158,413	$126,735
Less: Debt issue costs (a)	(2,139)	(6,312)
Filter Group financing (b)	3,033	4,617
Credit Facility - subject to compromise (c)	167,610	227,189
Term Loan - subject to compromise (d)	290,379	289,904
Note Indenture - subject to compromise (e)	13,553	13,607
	630,849	655,740
Less: Current portion	(630,491)	(654,180)
	$358	$1,560

Future annual minimum principal repayments are as follows:

	Less than			More than
	1 year	1–3 years	4–5 years	5 years	Total
DIP Facility (a)	$158,413	$–	$–	$–	$158,413
Less: Debt issue costs (a)	(2,139)	–	–	–	(2,139)
Filter Group financing (b)	2,675	358	–	–	3,033
Credit Facility - subject to compromise (c)	167,610	–	–	–	167,610
Term Loan - subject to compromise (d)	290,379	–	–	–	290,379
Note Indenture - subject to compromise (e)	13,553	–	–	–	13,553
	$630,491	$358	$–	$–	$630,849

The following table details the finance costs for the period ended September 30. Interest is expensed based on the effective interest rate.

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
DIP Facility (a)	$7,298	$–	$14,398	$–
Filter Group financing (b)	80	169	176	375
Credit Facility (c)	4,517	5,382	10,234	10,517
8.75% term loan (f)	–	8,791	–	18,055
6.75% $100M convertible debentures (g)	–	2,354	–	4,762
6.75% $160M convertible debentures (h)	–	3,452	–	6,948
6.5% convertible bonds (i)	–	261	–	536
Supplier finance and others	–	9,335	–	10,404
	$11,895	$29,744	$24,808	$51,597

(a)	As discussed in Note 1, Just Energy filed and received the Court Order under the CCAA on March 9, 2021. In conjunction with the CCAA filing, the Company entered into the DIP Facility for USD $125 million. Just Energy Ontario L.P., Just Energy Group Inc. and Just Energy (U.S.) Corp. are the borrowers under the DIP Facility and are supported by guarantees of certain subsidiaries and affiliates and secured by a super-priority charge against and attaching to the property that secures the obligations arising under the Credit Facility, created by the Court Order. The DIP Facility has an interest rate of 13%, paid quarterly in arrears. The DIP Facility terminates at the earlier of: (a) December 31,

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

2021, (further described in note 16), (b) the implementation date of the CCAA plan, (c) the lifting of the stay in the CCAA proceedings or (d) the termination of the CCAA proceedings. For consideration for making the DIP Facility available, Just Energy paid a 1% origination fee and a 1% commitment fee.
(b)	Filter Group has a $3.0 million outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment that matures no later than October 2023 with HTC and bears interest at 8.99% per annum. Principal and interest are payable monthly. Filter Group did not file under the CCAA and accordingly, the stay does not apply to Filter Group and any amounts outstanding under the loan payable to Home Trust Company.
(c)	On March 18, 2021, Just Energy Ontario L.P, Just Energy (U.S.) Corp. and Just Energy Group Inc. entered into an Accommodation and Support Agreement (the “Lender Support Agreement”) with the lenders under the Credit Facility. Under the Lender Support Agreement, the lenders agreed to allow issuance or renewals of Letters of Credit under the Credit Facility during the pendency of the CCAA proceedings within certain restrictions. In return, the Company has agreed to continue paying interest and fees at the non-default rate on the outstanding advances and Letters of Credit under the Credit Facility. The amount of Letters of Credit that may be issued is limited to the lesser of $46.1 million (excluding the Letters of Credit guaranteed by Export Development Canada under its Account Performance Security Guarantee Program), plus any amount the Company has repaid and $125 million. As at September 30, 2021, the Company had repaid $64.6 million and had a total of $107.8 million of Letters of Credit outstanding.

Certain amounts outstanding under the Letter of Credit Facility (“LC Facility”) are guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. As at September 30, 2021, the Company had $52.7 million of Letters of Credit outstanding and Letter of Credit capacity of $6.2 million available under the LC Facility.  Just Energy’s obligations under the Credit Facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily the Filter Group. Just Energy has also entered into an inter-creditor agreement in which certain commodity and hedge providers are also secured by the same collateral.  As a result of the CCAA filing, the borrowers are in default under the Credit Facility. However, any potential actions by the lenders have been stayed pursuant to the Court Order.

The outstanding Advances are all Prime rate advances at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 4.25% and letters of credit are at a rate of 5.25%.

As at September 30, 2021, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%.

As a result of the CCAA filing, the Credit Facility has been reclassified to short-term reflecting the potential acceleration of the debt allowed under the Credit Facility.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	As part of the recapitalization transaction that the Company completed in September 2020 (“September 2020 Recapitalization”), Just Energy issued a USD $205.9 million principal note (the “Term Loan”) maturing on March 31, 2024. The note bears interest at 10.25%. The balance at September 30, 2021 includes an accrual of $13.4 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Term Loan. However, any potential actions by the lenders under the Term Loan have been stayed pursuant to the Court Order, and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Term Loan has been classified as current.
(e)	As part of the September 2020 Recapitalization, Just Energy issued $15 million principal amount of 7.0% subordinated notes (“Note Indenture”) to holders of the subordinated convertible debentures, which has a six-year maturity. The principal amount was reduced through a tender offer for no consideration on October 19, 2020 to $13.2 million. The Note Indenture bears an annual interest rate of 7.0% payable in kind. The balance at September 30, 2021 includes an accrual of $0.4 million for interest payable on the notes. As a result of the CCAA filing, the Company is in default under the Note Indenture’s Trust Indenture agreement. However, any potential actions by the lenders under the Note Indenture have been stayed pursuant to the Court Order and the Company is not issuing additional notes equal to the capitalized interest. Given this acceleration option, the Note Indenture has been classified as current.
(f)	As part of the September 2020 Recapitalization, the 8.75% loan was exchanged for its pro-rata share of the Term Loan and 786,982 common shares. At the time of the September 2020 Recapitalization, the 8.75% loan had USD $207.0 million outstanding plus accrued interest.
(g)	As part of the September 2020 Recapitalization, the 6.75% $100M convertible debentures were exchanged for 3,592,069 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.
(h)	As part of the September 2020 Recapitalization, the 6.75% $160M convertible debentures were exchanged for 5,747,310 common shares along with its pro-rata share of the Note Indenture and the payment of accrued interest.
(i)	As part of the September 2020 Recapitalization, the 6.5% convertible bonds were exchanged for its pro-rata share of the Term Loan and 35,737 common shares. At the time of the September 2020 Recapitalization, $9.2 million of the 6.5% convertible bonds were outstanding plus accrued interest.

9.  REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Mass Market (formerly called Consumer) and the Commercial segments.

The chief operating decision maker monitors the operational results of the Mass Market and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as Base EBITDA, Base Gross Margin and Embedded Gross Margin as defined in the Company’s Management Discussion and Analysis.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions such as Human Resources, Finance and Information Technology.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2021:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$401,491	$303,278	$–	$704,769
Cost of goods sold	339,323	283,975	–	623,298
Gross margin	62,168	19,303	–	81,471
Depreciation and amortization	3,882	828	–	4,710
Administrative expenses	10,348	3,761	23,072	37,181
Selling and marketing expenses	29,167	15,620	–	44,787
Other operating expenses	3,995	114	–	4,109
Segment profit (loss)	$14,776	$(1,020)	$(23,072)	$(9,316)
Finance costs				(11,895)
Unrealized gain of derivative instruments and other				287,515
Realized gain of derivative instruments				49,134
Other expense, net				(57)
Unrealized gain on investment				29,000
Reorganization Costs				(18,577)
Provision for income taxes				245
Profit for the period				$326,049

Capital expenditures	$2,567	$461	$–	$3,028

As at September 30, 2021
Total goodwill	$163,945	$–	$–	$163,945

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2020:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$419,340	$318,654	$–	$737,994
Cost of goods sold	265,848	251,435	–	517,283
Gross margin	153,492	67,219	–	220,711
Depreciation and amortization	4,773	900	–	5,673
Administrative expenses	9,892	4,153	29,912	43,957
Selling and marketing expenses	29,666	18,246	–	47,912
Other operating expenses	11,954	3,138	–	15,092
Segment profit (loss)	$97,207	$40,782	$(29,912)	$108,077
Finance costs				(29,744)
Restructuring Costs				(7,118)
Gain on September 2020 Recapitalization transaction, net				52,152
Unrealized loss of derivative instruments and other				(84,968)
Realized loss of derivative instruments				(85,457)
Other expense, net				(2,425)
Provision for income taxes				(673)
Loss from continuing operations				$(50,156)
Loss from discontinued operations				(1,210)
Loss for the period				(51,366)

Capital expenditures	$2,695	$292	$–	$2,987

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2021:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated
Sales	$716,477	$596,964	$–	$1,313,441
Cost of goods sold	594,820	556,840	–	1,151,660
Gross margin	121,657	40,124	–	161,781
Depreciation and amortization	7,521	1,635	–	9,156
Administrative expenses	19,501	7,100	40,350	66,951
Selling and marketing expenses	54,299	30,160	–	84,459
Other operating expenses	11,033	1,104	–	12,137
Segment profit for the period	$29,303	$125	$(40,350)	$(10,922)
Finance costs				(24,808)
Unrealized gain of derivative instruments and other				579,652
Realized gain of derivative instruments				66,346
Other expense, net				(546)
Unrealized gain on investment				29,000
Reorganization Costs				(38,586)
Provision for income taxes				1,212
Profit for the period				$601,348

Capital expenditures	$4,341	$496	$–	$4,837

As at September 30, 2021
Total goodwill	$163,945	$–	$–	$163,945

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2020:

			Corporate and
	Mass Market	Commercial	shared services	Consolidated

Sales	$810,004	$613,954	$–	$1,423,958
Cost of goods sold	470,157	463,953	–	934,110
Gross margin	339,847	150,001	–	489,848
Depreciation and amortization	11,138	1,814	–	12,952
Administrative expenses	18,187	9,436	54,476	82,099
Selling and marketing expenses	57,222	37,649	–	94,871
Other operating expenses	21,069	6,655	–	27,724
Segment profit (loss)	$232,231	$94,447	$(54,476)	$272,202
Finance costs				(51,597)
Restructuring Costs				(7,118)
Gain on September 2020 Recapitalization transaction, net				50,341
Unrealized loss of derivative instruments and other				(7,619)
Realized loss of derivative instruments				(219,903)
Other expense, net				(3,057)
Provision for income taxes				(1,307)
Profit from continuing operations				$31,942
Loss from discontinued operations				(4,158)
Profit for the period				27,784

Capital expenditures	$4,216	$457	$–	$4,673

As at September 30, 2020
Total goodwill	$171,352	$96,654	$–	$268,006

Sales from external customers

Sales based on the location of the customer.

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Canada	$128,088	$106,873	$268,566	$211,328
United States	576,681	631,121	1,044,875	1,212,630
Total	$704,769	$737,994	$1,313,441	$1,423,958

Non-current assets

Non-current assets by geographic segment consist of goodwill, property and equipment and intangible assets and are summarized as follows:

	As at September 30, 2021	As at March 31, 2021
Canada	$177,690	$178,802
United States	70,013	73,518
Total	$247,703	$252,320

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

10.  INCOME TAXES

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Current income tax expense	$(245)	$493	$(1,357)	$1,366
Deferred income tax recovery	–	180	145	(59)
Provision for (recovery of) income taxes	$(245)	$673	$(1,212)	$1,307

11.  SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares with no par value and up to 50,000,000 preferred shares. The common shares outstanding have no preferences, rights or restrictions attached to them and there are no preferred shares outstanding.

Details of issued and outstanding shareholders’ capital are as follows:

	Six months ended		Year ended
	September 30, 2021		March 31, 2021
	Shares	Amount	Shares	Amount
Common shares:
Issued and outstanding
Balance, beginning of period	48,078,637	$1,537,863	4,594,371	$1,099,864
Share-based awards exercised	–	–	91,854	929
Issuance of shares due to September 2020 Recapitalization	–	–	43,392,412	438,642
Issuance cost	–	–	–	(1,572)
Balance, end of period	48,078,637	$1,537,863	48,078,637	$1,537,863
Preferred shares:
Issued and outstanding
Balance, beginning of period	–	$–	4,662,165	$146,965
Exchanged to common shares	–	–	(4,662,165)	(146,965)
Shareholders' capital	48,078,637	$1,537,863	48,078,637	$1,537,863

The above table reflects the impacts of the September 2020 Recapitalization including the extinguished convertible debentures, the settlement of the preferred shares and the issuance of new common shares. The common shares have been adjusted retrospectively to reflect the 33:1 share consolidation as part of the September 2020 Recapitalization.

12. OTHER EXPENSES

(a)  Other operating expenses

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Amortization of intangible assets	$3,730	$4,026	$7,374	$8,618
Depreciation of property and equipment	980	1,647	1,782	4,334
Bad debt expense	3,692	11,662	11,110	23,602
Share-based compensation	417	3,430	1,027	4,122
	$8,819	$20,765	$21,293	$40,676

(b)  Employee expenses

	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Wages, salaries and commissions	$47,207	$50,086	$86,748	$99,830
Benefits	4,352	6,895	9,995	14,018
	$51,559	$56,981	$96,743	$113,848

Employee expenses of $17.0 million and $34.6 million are included in administrative expense and selling and marketing expenses, respectively, for the three months ended September 30, 2021. Compared to $17.2 million and $39.8 million, respectively, for the three months ended September 30, 2020. Employee expenses of $30.6 million and $66.1 million are included in administrative expense and selling and marketing expenses, respectively, for the six months ended September 30, 2021. Compared to $32.5 million and $81.3 million, respectively, for the six months ended September 30, 2020.

13. REORGANIZATION COSTS

Reorganization costs represent the amounts incurred related to the filings under the CCAA Proceedings and consist of:

	Three months ended	Six months ended
	September 30, 2021	September 30, 2021
Professional and advisory costs	$10,796	$23,342
Key employee retention plan	2,701	5,237
Prepetition claims and other costs	5,080	10,007
	$18,577	$38,586

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

14. EARNINGS PER SHARE

	Three months ended September 30,			Six months ended September 30,
	2021	2020		2021	2020
BASIC EARNINGS PER SHARE
Profit from continuing operations available to shareholders	$326,049	$(50,156)		$601,348	$31,942
Profit for the period available to shareholders	$326,049	$(51,366)		$601,348	$27,784
Basic weighted average shares outstanding[1]	48,078,637	11,479,960		48,078,637	10,684,039
Basic earnings per share from continuing operations available to shareholders	6.78	(4.37)		$12.51	$2.99
Basic earnings per share available to shareholders	$6.78	$(4.47)		$12.51	$2.60

DILUTED EARNINGS PER SHARE
Profit from continuing operations available to shareholders	$326,049	$(50,156)		$601,348	$31,942
Adjusted profit for the period available to shareholders	$326,049	$(51,366)		$601,348	$27,784
Basic weighted average shares outstanding	48,078,637	11,479,960		48,078,637	10,684,039
Dilutive effect of:
Restricted share grants	—	63,364		—	65,403
Deferred share grants	—	77		—	12,609
Deferred share units	190,983	—		190,983	—
Options	650,000	—		650,000	—
Shares outstanding on a diluted basis	48,919,620	11,543,401	[1]	48,919,620	10,762,051	[1]
Diluted earnings from continuing operations per share available to shareholders	6.66	(4.37)		$12.29	$2.97
Diluted earnings per share available to shareholders	$6.66	$(4.47)		$12.29	$2.58

1 The shares have been adjusted to reflect the share consolidation due to the September 2020 Recapitalization.

15. COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2021

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$1,192,656	$1,745,209	$283,154	$66,891	$3,287,910

(a)  Surety bonds and letters of credit

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2021 amounted to $46.3 million (March 31, 2021 – $46.3 million) and are backed by letters of credit or cash collateral.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at September 30, 2021, Just Energy had total letters of credit outstanding in the amount of $160.5 million (March 31, 2021 – $99.4 million) (Note 8(c)).

(b)  Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

On March 9, 2021, Just Energy filed for and received creditor protection pursuant to the Court Order under the CCAA and similar protection under Chapter 15 of the Bankruptcy Code in the United States in connection with the Weather Event. On September 15, 2021, the Ontario Court approved the Company’s request to establish a claims process to identify and determine claims against the Company and its subsidiaries that are subject to the ongoing CCAA Proceedings. As a result of the establishment of the claims process, additional claims may be made against the Company and ultimately determined that are not currently reflected in the Interim Condensed Financial Statements.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter was set for trial in November 2021. However, pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims, if they proceed.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Court, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020. On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

the applicable insurance policies. Pursuant to the CCAA proceedings, these proceedings have been stayed. Just Energy denies the allegations and will vigorously defend against these claims if they proceed.

16. SUBSEQUENT EVENTS

(a)	On November 1, 2021, Generac Holdings Inc. (“Generac”) announced the signing of an agreement to acquire all of the issued and outstanding shares of ecobee Inc. (“ecobee”), including all of the ecobee shares held by the Company. The Company holds approximately 8% of the ecobee and at closing anticipates receiving approximately $61 million, comprised of approximately $18 million cash and $43 million of Generac stock. The Company can receive up to an additional approximate CAD $10 million in Generac stock over calendar 2022 and 2023, provided that certain performance targets are achieved by ecobee. Generac stock trades on the New York Stock Exchange under the symbol GNRC.

The Company has designated these investments at fair value through profit and loss under the IFRS 9, “Financial Instruments”. As a result of the above-mentioned transaction, a fair value gain of $29 million has been recorded in the Interim Condensed Consolidated Statement of Income in the three months ended September 30, 2021.

(b)	On November 3, the Company filed an application with the Ontario Court seeking an extension of the maturity date of the DIP Facility until September 30, 2022. The Company also requested that the stay period under the CCAA Proceedings be extended to February 17, 2022. The Ontario Court scheduled a hearing on November 10, 2021 to consider these matters.